August 13, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emergent BioSolutions Inc.

Registration Statement on Form S-3

File No. 333-289359

Filed August 7, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Emergent BioSolutions Inc. hereby respectfully requests that the effective date for the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on August 15, 2025, or as soon as practicable thereafter.

Should you have any questions or comments regarding the foregoing, please contact Matthew C. Franker or Julie M. Plyler of Covington & Burling LLP at (202) 662-5895 or (212) 841-1090, respectively.

Respectfully,

Emergent BioSolutions Inc.

By:	/s/ Jessica Perl
Name:	Jessica Perl
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Doris Stacey Gama

Matthew C. Franker

Julie M. Plyler